SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13(D)-2(A)

                              (Amendment No. __)(1)

                             DELICIOUS BRANDS, INC.
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   246890 10 7
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 12, 1998
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 pages)


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     (1)          The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 246890 10 7                        13D               Page 2 of 6 Pages
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================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      Edward R. Sousa
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     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
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     3          SEC USE ONLY

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     4          SOURCE OF FUNDS*
                      OO
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     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
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     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      United States
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 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             1,011,000 shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         0 shares
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                         0 shares
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         0 shares
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     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      1,011,000 shares
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     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      23.6%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 246890 10 7                        13D               Page 3 of 6 Pages
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         The  following  constitutes  the Schedule 13D filed by the  undersigned
(the "Schedule 13D").


ITEM 1.           SECURITY AND ISSUER.

                  This Statement relates to Common Stock, $0.01 par value per share ("Common Stock"), of Delicious Brands, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 2070 Maple Street, Des Plaines, Illinois 60018.

                  In July 1998, the Company effected a 1-for-2 reverse stock split of its Common Stock. All information in this Schedule 13D gives effect to the reverse stock split.


ITEM 2.           IDENTITY AND BACKGROUND.

                  (a) This statement is filed by Edward R. Sousa (the "Reporting Person").

                  (b) The principal business address of the Reporting Person is Rockefeller Center, P.O. Box 5095, New York, New York 10185.

                  (c) The principal occupation of the Reporting Person is as an attorney.

                  (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) The Reporting Person is a citizen of the United States of America.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Not applicable.

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CUSIP No. 246890 10 7                        13D               Page 4 of 6 Pages
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ITEM 4.           PURPOSE OF TRANSACTION.

                  On  December  22,  1997,  two former  principal  stockholders, officers and directors, deposited into a voting trust 1,011,000 shares of Common Stock, which shares shall be held in the voting trust for a period of two years (extended to four years upon the occurrence of certain events). A copy of the Voting Trust Agreement was filed as Exhibit 10.42 to the Issuer's Registration Statement on Form S-1 (File No. 333-50771) (the "Registration Statement") and is incorporated herein by reference. The Reporting Person, who is also a director of the Issuer, is currently the voting trustee of such trust. Pursuant to a voting agreement with the Issuer, the Reporting Person has agreed, at any meeting of the stockholders of the Issuer, however called, or in any written consent of the stockholders of the Issuer, to vote the shares held in the voting trust, and any other shares of Common Stock that may be deposited in such trust, in accordance with (i) the specific direction of the Board of Directors of the Issuer or (ii) the recommendation of the Board of Directors to the stockholders of the Issuer generally; provided, however, that the Reporting Person shall be entitled to vote for the removal of a director of the Issuer for Cause (as defined in the voting agreement) as permitted by the Delaware General Corporation Law despite a contrary direction or recommendation of the Board of Directors. A copy of the Voting Agreement was filed as Exhibit 10.43 to the Registration Statement and is incorporated herein by reference. Except as specifically set forth herein, the Reporting Person has no present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The aggregate percentage of Common Stock reported to be beneficially owned by the Reporting Person is based upon 4,282,842 shares outstanding, which is the total number of shares of Common Stock outstanding as reported in the Registration Statement.

                  As of  the  close  of  business  on  November  20,  1998,  the
Reporting   Person   beneficially   owns  1,011,000   shares  of  Common  Stock,
representing approximately 23.6% of the shares outstanding.

                  (b) The Reporting Person has the sole power to vote the shares reported in this Schedule 13D. Each of Richard and Randye Worth has the sole power to dispose of 505,500 shares of Common Stock reported in this Schedule 13D.

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CUSIP No. 246890 10 7                        13D               Page 5 of 6 Pages
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                  (c) There were no  transactions  in shares of Common  Stock of the Issuer by the Reporting Person effected in the last sixty days.


                  (d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

                  (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except  as  specifically  set  forth  herein,   there  are  no
contracts, arrangements or understandings between the Reporting Person and any other Person with respect to the securities of the Issuer.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1. Voting Trust Agreement dated December 22, 1997 by and among Richard S. Worth, Randye Worth, Graubard Mollen & Miller, the Issuer and Robert Rubin.*

                  2. Form of Voting Agreement by and between the Company and Edward R. Sousa, as Voting Trustee.**



--------------------------
* Incorporated by reference to Exhibit 10.42 contained in the Registration Statement and the exhibits thereto.

** Incorporated by reference to Exhibit 10.43 contained in the Registration Statement and the exhibits thereto.

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CUSIP No. 246890 10 7                        13D               Page 6 of 6 Pages
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                                   SIGNATURES


                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  November 23, 1998                              /S/ EDWARD R. SOUSA
                                                     ---------------------
                                                        Edward R. Sousa